SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat’s New Cellular Tariff

Jakarta, 2 June 2004— Following the tariff increase for local fixed telephony by Telkom, INDOSAT adjusts its cellular services tariff accordingly with effect from 1 June 2004.

“This tariff adjustment is implemented automatically local and long distance interconnect cost is included as a component in Indosat cellular customers’ tariff”, said Hasnul Suhaimi, Indosat Cellular Marketing Director,  “however we intend to offer a competitive tariff for Indosat’s cellular subscriber. This tariff adjustment will drive us to fulfill our commitment in increasing the quality of service to our customers”, added Hasnul.

The new Indosat’s cellular service tariff adjustment applies for prepaid and postpaid services. For postpaid services, the adjustment increases tariff for every outgoing call to local PSTN by 5.5 % up to 6.5% and call to other cellular operator by 3% up to 3.7%. But at the same time, tariff for domestic long distance services is significantly reduced by 17.6%.

For Indosat prepaid services, namely Mentari and Smart, the tariff adjustment also apply for every outgoing call terminating in local PSTN of 1.0 % up to 4.2%. Old tariff for outgoing call terminating in local PSTN for Smart of Rp 890/minute now become Rp 900/minute, while for Mentari change from Rp 816/minute to Rp 850/meinute. For outgoing calls terminating in PSTN out of local zone, the tariff declined up to 18%. Telkom as a refernce for our tariff adjustment made its local PSTN interconnection tariff to increase around   28% for each calls terminating in its local PSTN.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). On 31 March 2004, Indosat’s cellular subscribers were 6.59 million. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please contact :

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail  : investor@indosat.com

Website: www.indosat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E - mail : publicrelations@indosat.com

 Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : June 4, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director